EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 3, 2011

Unless otherwise indicated, the financial information presented and discussed in this Management’s Discussion and Analysis (“MD&A”) is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all comparisons of results for the third quarter of 2011 (three months ended September 30, 2011) are against results for the third quarter of 2010 (three months ended September 30, 2010) and all comparisons of results for the first nine months of 2011 (nine months ended September 30, 2011) are against results for the first nine months of 2010 (nine months ended September 30, 2010). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated.

The following interim MD&A updates our annual MD&A included in our 2010 Annual Report to Shareholders, to which our readers are referred and is as of November 3, 2011. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release.

The major assumptions made in preparing our fourth quarter guidance on continuing operations are outlined below and include but are not limited to:

•	Wholesale fertilizer prices approximating current market prices through the fourth quarter of 2011 with the exception of those volumes already committed under pricing programs;

•

Wholesale North America fertilizer sales volumes consistent with the same levels in the fourth quarter of 2010, with international and product purchased for resale volumes slightly ahead of the same period last year;

•

Retail North America fertilizer gross margin percentages consistent with those realized in the fourth quarter of 2010 and chemical margin percentages slightly below those realized in the same period last year;

•	Retail North America fertilizer sales volumes slightly below the outstanding sales volumes experienced in the fourth quarter of 2010;

•	Average NYMEX gas pricing for the fourth quarter approximating $3.90 per MMBtu;

•	The exclusion from the fourth quarter guidance range for the effect of:

•	share-based payments expense or recovery resulting from movement in Agrium’s share price;

•	mark-to-market gains or losses on hedge positions settling in future periods; and,

•	results of discontinued operations.

2011 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2011 third quarter consolidated net earnings (“net earnings”) were $293-million, or $1.85 diluted earnings per share, compared to net earnings of $61-million, or $0.39 diluted earnings per share, for the same quarter of 2010. Net earnings for the first nine months of 2011 were approximately $1.2-billion, or $7.48 diluted earnings per share, compared to $578-million, or $3.65 diluted earnings per share for the same period in 2010.

Financial Overview

	Three months ended September 30,				Nine months ended September 30,
(Millions of U.S. dollars, except per share amounts and effective tax rate)	2011	2010	$ Change	% Change	2011	2010	$ Change	% Change
Sales	3,141	2,066	1,075	52%	12,293	8,345	3,948	47%
Gross profit	888	498	390	78%	3,288	1,923	1,365	71%
Expenses	440	392	48	12%	1,533	1,058	475	45%
Earnings from continuing operations before finance costs and income taxes (“EBIT”)	448	106	342	323%	1,755	865	890	103%
Consolidated net earnings from continuing operations(1)	293	61	232	380%	1,181	578	603	104%
Consolidated net earnings	293	61	232	380%	1,182	578	604	104%
Diluted earnings per share from continuing operations	1.85	0.39	1.46	374%	7.48	3.65	3.83	105%
Diluted earnings per share	1.85	0.39	1.46	374%	7.48	3.65	3.83	105%
Effective tax rate	28%	24%	N/A	4%	28%	26%	N/A	2%

(1)	See “Discontinued Operations” below for a discussion of our discontinued operations.

Our consolidated gross profit for the third quarter and first nine months of 2011 increased by $390-million and approximately $1.4-billion, respectively, primarily due to higher gross profit from all three of our strategic business units, with highlights as follows:

•

An increase in Wholesale’s gross profit of $220-million and $757-million for the third quarter and first nine months of 2011, respectively, as higher crop pricing drove up demand and selling prices for all major products.

•

The addition of the Landmark Australia Retail operations accounted for an increase of $99-million and $315-million in Retail’s gross profit for the third quarter and first nine months of 2011, respectively, with over half of the contribution coming from merchandise and other services. Excluding Landmark, Retail’s gross profit increased by $80-million in the third quarter of 2011 and $319-million in the first nine months of 2011 due to higher sales volume and strong margins across our major product lines.

The $48-million increase in expenses for the third quarter of 2011 was primarily driven by higher Retail selling and general and administrative expenses due to the addition of the Landmark business in the fourth quarter of 2010 and other recent acquisitions. These increases were partially offset by a $46-million recovery in share-based payments expense, which is a $124-million favourable change from the same period in 2010 (see section “Other” for further discussion).

Our consolidated EBIT increased by $342-million for the third quarter of 2011.

The $475-million increase in expenses for the first nine months of 2011 was primarily driven by:

•	Higher Retail selling and general and administrative expenses due to the addition of the Landmark business in the fourth quarter of 2010 and other recent acquisitions.

•	A $78-million increase in other expenses for our Other non-operating business unit (see section “Other” for discussion on the drivers behind this increase in expenses).

Our consolidated EBIT increased by $890-million for the first nine months of 2011.

Below is a summary of our other expenses (income) for the third quarter and first nine months of 2011 and 2010:

	Three months ended September 30,		Nine months ended September 30,
(Millions of U.S. dollars)	2011	2010	2011	2010
Realized loss on derivative financial instruments	1	6	76	34
Unrealized (gain) loss on derivative financial instruments	(2)	(16)	(47)	16
Foreign exchange loss (gain)	—	8	(42)	3
Potash profit and capital tax	7	7	33	11
Gain on disposal of marketable securities	—	—	—	(52)
Environmental remediation and asset retirement obligations	4	—	29	2
Interest income	(24)	(15)	(57)	(36)
Bad debt expense	6	4	33	28
Other	8	7	32	4

	—	1	57	10

The effective tax rate was 28 percent for the third quarter of 2011 compared to 24 percent for the same period last year. The effective tax rate was 28 percent for the first nine months of 2011 compared to 26 percent for the same period last year. The increase in the effective tax rate was due to the recognition of a previously unrecognized tax benefit in 2010.

Financial Overview

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2011 third quarter sales were $2.0-billion, a significant increase over the $1.2-billion in sales for the third quarter of 2010. Strong demand for crop input products and services across our global retail operations contributed to record sales for a third quarter. Gross profit was $498-million this quarter, a 56 percent increase over the $319-million earned in the third quarter of 2010. We also achieved an EBIT of $92-million this quarter, compared to an EBIT of $70-million in the third quarter of 2010.

Crop nutrient sales increased to $692-million this quarter, compared to $411-million in the same quarter last year. This 68 percent increase in sales was due to a combination of higher nutrient prices and a 25 percent increase in volumes across our global Retail business, with most of the increase due to the addition of the

Landmark business. North American fertilizer volumes were approximately 3 percent higher than the third quarter of 2010 due to the late seeding in parts of North America. Gross profit for crop nutrients was $124-million this quarter, up significantly from the $86-million reported in the third quarter of 2010. We anticipate strong crop nutrient demand from growers and solid margins to continue in the fourth quarter of 2011, despite the recent uncertainty across global economic markets.1 Sales volumes and margins in our South American operations were also higher this quarter than the same period last year, supported by higher wheat prices and improved moisture conditions. Total crop nutrient margins were 18 percent in the third quarter of 2011, down 3 percent from the same quarter last year due to the inclusion of the Landmark business. Nutrient margins in North America were 22 percent this quarter, down 1 percent from the third quarter of 2010.

Crop protection sales were $943-million in the third quarter of 2011, a 32 percent increase over the $712-million in sales for the same period last year. The increase in sales and gross profit for crop protection products was evident across all three continents in which we operate due to strong industry fundamentals. Markets were particularly strong for plant health and insect control products. Gross profit this quarter was $226-million, a 31 percent increase over the $172-million recorded in the third quarter of 2010 due to both higher volumes and higher margins in North America. Crop protection product margins as a percentage of sales for total Retail were 24 percent for the third quarter of 2011, unchanged from the third quarter of 2010. However, margins in our North American operations were 1 percent higher than the same period last year.

Our seed sales reached $85-million this quarter, almost double the $44-million in sales in the third quarter of 2010. Gross profit increased to $30-million this quarter, compared to the $24-million for the third quarter of 2010. Higher sales were supported by late seeding in some regions this spring and re-planting of early flood areas.

Sales for application services and other were $157-million this quarter, almost three times higher than the $54-million reported in the third quarter of 2010. Gross profit was $99-million in the third quarter of 2011, compared to $35-million for the same period last year. The sizeable increase in sales and gross profit this year was due to the addition of the Australian Landmark business and to a significant increase in North American demand for application, resulting from the strength in agricultural fundamentals.

Sales of Merchandise this quarter were $134-million, compared to $23-million in the third quarter of 2010. Gross profit for this product line was $19-million, compared to $2-million in the third quarter of 2010. The increase in sales and gross profit was due to the addition of the Landmark retail business.

Retail selling expenses for the third quarter of 2011 were $390-million, which was $140-million higher than last year. The increase was due to a combination of increased operating expenses associated with the Landmark operations and higher fuel and incentive costs within our North American operations. Selling expenses as a percentage of sales were 19 percent in the third quarter of 2011, similar to the same period last year.

[1]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2011 third quarter MD&A and additional assumptions in the section “Management’s Discussion and Analysis”.

Wholesale

Wholesale’s sales were $1.2-billion for the third quarter of 2011, a 36 percent increase from the $865-million achieved in the third quarter of 2010. Gross profit was $397-million in the third quarter of 2011, which is more than double the $177-million reported in the same period in 2010. Wholesale also reported third quarter EBIT of $393-million in 2011, the second highest third quarter on record and significantly higher than the $151-million earned in the third quarter of 2010. The significant increase in earnings was attributable to higher realized prices and margins across all three crop nutrients, resulting from the robust global demand and solid market fundamentals. Volumes were lower in the third quarter of 2011 than the same period last year, as strong sales in June 2011 resulted in lower beginning inventories in the quarter. Volumes were also impacted by subdued buying by some distributors and retailers and lower nitrogen production volumes in the third quarter of 2011.

Nitrogen gross profit was $177-million this quarter, more than double the $82-million reported in the same quarter last year due to higher realized prices, which more than offset lower sales volumes and higher production costs. Compared to the same period last year, prices for all nitrogen products were higher on average during the third quarter of 2011 for both benchmark and Agrium’s realized prices due to favourable supply/demand dynamics. North American nitrogen sales volumes decreased as compared to the same period last year, primarily due to planned and unplanned outages this quarter. International urea sales volumes were higher this quarter than the same period last year due to higher operating rates at our Profertil facility. Nitrogen cost of product sold was $280 per tonne this quarter, which was higher than the $252 per tonne in the third quarter of last year partly due to the lower production volumes and to slightly higher average natural gas costs. Nitrogen margins averaged $217 per tonne this quarter, compared with $84 per tonne in the same period last year.

For the third quarter of 2011, Agrium’s average natural gas cost in cost of product sold was $3.95/MMBtu ($4.13/MMBtu including the impact of realized losses on natural gas derivatives) compared to $3.73/MMBtu for the same period in 2010 ($4.01/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are reported below gross profit in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2011 was $4.19/MMBtu, compared to $4.41/MMBtu in the same quarter last year and $4.36/MMBtu in the second quarter of 2011. The AECO (Alberta) basis differential was a $0.33/MMBtu discount to NYMEX in the third quarter of 2011, which was narrower than the $0.86/MMBtu discount that existed in the third quarter of 2010.

Potash gross profit for the third quarter of 2011 was $102-million, compared to $60-million in the same quarter last year. The significant increase was due to stronger domestic and international pricing, driven by a combination of robust global demand and tight supply conditions. International sales volumes were 206,000 tonnes this quarter, higher than the 183,000 tonnes in the same period last year due to strong international demand and settlement of key contracts by Canpotex in July 2011. Domestic sales volumes were 141,000 tonnes this quarter, down from the 205,000 tonnes in the third quarter of 2010 due to supply constraints, resulting from lower beginning inventory levels in the third quarter of 2011 compared to the same period last year. Potash cost of product sold was $188 per tonne this quarter, similar to the $186 per tonne reported in the same period last year. Gross margin on a per tonne basis was $292 this quarter, which represents a significant increase over the gross margin of $154 per tonne realized during the same quarter in 2010.

Phosphate gross profit was $82-million this quarter, more than triple the $25-million reported for the third quarter of 2010. The increase was due to significantly higher realized sales prices, which averaged $784 per tonne for the quarter, compared to $563 per tonne for the third quarter of 2010. Increase in price was partially offset by an 8 percent decrease in sales volumes as a result of lower demand resulting from customer resistance due to pricing levels. Phosphate cost of product sold was $487 per tonne, marginally higher than $481 per tonne in the same period last year due to slightly higher sulphur costs. On a per tonne basis, gross margin was significantly higher this quarter at $297 per tonne, compared to $82 per tonne in the third quarter of 2010.

Gross profit for product purchased for resale was $21-million, more than double the $9-million reported in the third quarter of 2010. The substantial increase was due to stronger international market conditions, which have driven domestic prices higher. Gross margins in the third quarter of 2011 were $35 per tonne, which is $21 per tonne higher than the same quarter last year.

Wholesale’s Other product category, which is primarily comprised of ammonium sulphate and Rainbow granulated products, achieved sales of $52-million this quarter, compared to $38-million in the third quarter of 2010. Gross profit was $15-million in the third quarter of 2011, significantly higher than the $1-million for the same period last year. The sizeable increase in gross profit was due to a combination of higher volumes for ammonium sulphate and higher prices for both product categories.

Wholesale expenses in the third quarter of 2011 were $4-million, $22-million lower than the same period last year. Decrease in expenses was primarily due to insurance recoveries of $17-million. Mark-to-market gains on natural gas and other derivatives were $6-million in the third quarter of 2011, compared to $4-million in gains for the same quarter in 2010. Realized losses on natural gas and power derivatives were $3-million, compared to a loss of $7-million in 2010.

Advanced Technologies

Advanced Technologies’ (“AAT”) gross profit was $24-million in the third quarter of 2011, significantly higher than the $15-million reported in the third quarter of 2010. The increase was attributable to both higher realized sales prices and margins for Environmentally Smart Nitrogen (“ESN”), as well as contributions to gross profit from recent acquisitions.

EBIT was a loss of $3-million in the third quarter of 2011, an improvement of $1-million compared to the same period last year, despite lower earnings from Hanfeng in the third quarter of 2011 versus last year. Earnings from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”) was $3-million this quarter, which exceeded the $1-million reported in the third quarter of 2010. Stronger sales and gross profit were partly offset by higher selling and general and administrative costs in the third quarter of 2011, as compared to the same period last year. Selling and general and administrative costs for AAT were $8-million higher this quarter versus the same period in 2010, due primarily to acquisitions and continued efforts to support the expansion of AAT’s retail sales footprint and presence in turf and ornamental markets in the U.S.

Other

EBIT for our Other non-operating business unit for the third quarter of 2011 was a loss of $34-million, compared to a loss of $111-million for the third quarter of 2010. This change was primarily driven by a $124-million favourable change in share-based payments expense, where we had a $46-million recovery due to a significant drop in share price during the third quarter of 2011, compared to an expense of $78-million due to a significant rise in share price in the third quarter of 2010. This change was partially offset by:

•	An $18-million decrease in gross profit reflecting higher amounts of deferral of recognition of gross profit on Wholesale products sold to Retail that have yet to be sold to external customers.

•

A $14-million unfavourable variance from foreign exchange derivatives primarily as a result of unrealized gains on options entered into in anticipation of the acquisition of AWB Limited (“AWB”) in the third quarter of 2010.

EBIT for Other for the first nine months of 2011 was a loss of $152-million, compared to a loss of $82-million for the same period of 2010. This change in EBIT reflected:

•	A $52-million gain realized from the sale of 1.2 million shares of CF Industries Holdings, Inc. (“CF”) in the first quarter of 2010.

•

A $49-million increase in general and administrative expense due to the integration and transition costs driven by the addition of the AWB business in the fourth quarter of 2010 and increases in labour costs and legal and consulting fees.

•	A $42-million decrease in gross profit reflecting higher amounts of deferral of recognition of gross profit on Wholesale products sold to Retail that have yet to be sold to external customers.

•	An $18-million increase in provision for environmental remediation and asset retirement obligations related to two sites.

•

An increase in net realized and unrealized loss from foreign exchange derivatives of $55-million, the majority of which were entered into in anticipation of the sale of the Commodity Management businesses of AWB to Cargill, Incorporated. This was significantly offset by a $44-million increase in foreign exchange gain primarily from the remeasurement of intercompany loans.

These were partially offset by a $44-million recovery in share-based payments expense, which is a $101-million favourable change from the same period in 2010.

FINANCIAL CONDITION

The following are changes to working capital on our Condensed Consolidated Balance Sheets in the nine-month period ended September 30, 2011.

As at (millions of U.S. dollars)	September 30, 2011	December 31, 2010	$ Change	% Change	Explanation of the change in balance

Current assets

Cash and cash equivalents	755	635	120	19%	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	2,925	1,793	1,132	63%	Increased sales activities and higher prices in Q3 vs. lower receivables typically in Q4; and higher Retail vendor rebates.

Inventories	2,535	2,502	33	1%	Comparable inventories balances between Q3 2011 and Q4 2010 due to increased cost of product at Q3 2011 consistent with benchmark pricing.

Prepaid expenses and deposits	347	848	(501)	(59%)	Drawdown of prepaid inventory where typically Retail prepays for products at year end and takes possession of pre-bought inventory throughout the year.

Marketable securities	—	3	(3)	(100%)	—

Assets of discontinued operations	99	1,320	(1,221)	(93%)	The majority of the Commodity Management businesses of AWB was divested in Q2 2011. See discussion under the section “Discontinued Operations”.

Current liabilities

Short-term debt	396	517	(121)	(23%)	Write-off of balances for Hi-Fert Pty. Ltd. (“Hi-Fert”), which has been sold (50 percent interest in which we acquired as part of the AWB acquisition), and pay down of bank borrowings.

Accounts payable	2,382	2,666	(284)	(11%)	Drawdown of customer prepayments during the year, where typically customers enter into prepay agreements during the fourth quarter ahead of the spring application season.

Current portion of long-term debt	59	125	(66)	(53%)	Debentures of $125-million were repaid February 15, 2011, while South America Retail line of credit is now current.

Current portion of other provisions	165	198	(33)	(17%)	Related to share-based payments. See section “Other” for further discussion.

Liabilities of discontinued operations	80	1,020	(940)	(92%)	The majority of the Commodity Management businesses of AWB was divested in Q2 2011. See discussion under “Discontinued Operations”.

Working capital	3,579	2,575	1,004	39%

LIQUIDITY AND CAPITAL RESOURCES

Below is a summary of our cash provided by or used in operating, investing, and financing activities, as reflected in the Condensed Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(Millions of U.S. dollars)	2011	2010	Change
Cash provided by operating activities	249	14	235
Cash provided by (used in) investing activities	119	(172)	291
Cash (used in) provided by financing activities	(209)	118	(327)

Effect of exchange rate changes on cash and cash equivalents	(9)	4	(13)
Increase (decrease) in cash and cash equivalents from continuing operations	150	(36)	186
Cash and cash equivalents used in discontinued operations	(30)	—	(30)

The sources and uses of cash for the nine months ended September 30, 2011 are summarized below:

Cash provided by operating activities – Drivers behind the $235-million increase in source of cash

Source of cash

•    $603-million resulting from increase in consolidated net earnings from continuing operations adjusted for changes in non-cash items, primarily associated with a $85-million increase in deferred income taxes and a $52-million gain on the sale of CF shares in Q1 2010, which were partially offset by a $101-million change in share-based payments expense where there was a recovery of $44-million for the first nine months of 2011 compared to an expense of $57-million for the first nine months of 2010.

Use of cash

•    $405-million increase in non-cash working capital. The increase in non-cash working capital was primarily driven by higher accounts receivable and inventories, partially offset by a lower decrease in accounts payable (for further discussion, see section “Financial Condition”).

Cash used in investing activities – Drivers behind the $291-million increase in source of cash

Source of cash

•    Proceeds of $721-million from the disposal of subsidiaries, of which $694-million was from the sale of the majority of the Commodity Management businesses of AWB to Cargill in May of 2011 (for further discussion, see section “Discontinued Operations”).

Use of cash

•    $145-million paid for acquisitions, net of cash received, including Evergro Canada and International Mineral Technologies (for further discussion, see section “Business Acquisitions”).

•    $124-million increase in capital expenditures. Proceeds of nil received on the sale of marketable securities in 2011, compared to proceeds of $117-million received on the sale of our shares in CF in 2010.

Cash used in financing activities – Drivers behind the $327-million increase in use of cash

Use of cash	• Repayment of $125-million aggregate principal amount of debentures that were due February 15, 2011. • Repayment of short-term borrowings in 2011.

Our short-term debt as at September 30, 2011 is summarized as follows:

Short-term Debt	Total	Unutilized	Utilized
(millions of U.S. dollars)
North American facilities expiring 2012a)	775	775	—
North American accounts receivable securitizationb)	200	200	—
European facilities expiring in 2011 to 2012c)	186	49	137
South American facilities expiring 2011 to 2012	138	50	88
Australian facilities expiring 2011	8	8	—
Australian accounts receivable securitizationb)	244	73	171

	1,551	1,155	396

a)	Outstanding letters of credit issued under our revolving credit facilities at September 30, 2011 were $77-million, reducing credit available under the facilities to $698-million.
b)	For further information, see discussion under the section “Off Balance Sheet Arrangements” on page 55 of our 2010 Annual Report.
c)	Of the total facility, $4-million is secured by accounts receivable.

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares as at October 31, 2011 was approximately 158 million. As at October 31, 2011, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.3 million.

SELECTED QUARTERLY INFORMATION

(Unaudited, in millions of U.S. dollars, except per share information)

	2011			2010				2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 a)	Q3 a)
Sales	3,141	6,198	2,954	2,398	2,066	4,431	1,848	1,442	1,844
Gross profit	888	1,675	725	725	498	1,063	362	383	397
Consolidated net earnings (loss) from continuing operations	293	728	160	152	61	518	(1)	30	26
Consolidated net earnings (loss)	293	718	171	135	61	518	(1)	30	26
Earnings (loss) per share from continuing operations
-basic	1.86	4.61	1.02	0.97	0.39	3.29	(0.01)	0.19	0.16
-diluted	1.85	4.60	1.02	0.97	0.39	3.28	(0.01)	0.19	0.16
Earnings (loss) per share
-basic	1.86	4.55	1.09	0.86	0.39	3.29	(0.01)	0.19	0.16
-diluted	1.85	4.54	1.09	0.86	0.39	3.28	(0.01)	0.19	0.16

a)	Presented in accordance with previous Canadian generally accepted accounting principles (“Canadian GAAP”)

The agricultural products business is seasonal in nature. Consequently, sales and gross profit comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia. Our recent acquisition of AWB, which has a majority of its earnings from the first and second quarters of the calendar year, may have some impact on comparability.

Effective January 1, 2011, Agrium adopted IFRS as issued by the International Accounting Standards Board. The selected quarterly information for 2011 and 2010 are presented based on IFRS, while those for 2009 are presented based on Canadian GAAP. As such, direct comparison may not be appropriate.

BUSINESS ACQUISITIONS

On December 3, 2010, we acquired 100 percent of AWB, an agribusiness operating in Australia, for $1.2-billion in cash and $37-million of acquisition costs. On May 11, 2011, we completed the sale of the majority of the Commodity Management businesses acquired from AWB, in accordance with an agreement dated December 15, 2010 (for further discussion, see section “Discontinued Operations”). Cash received from the sale was $694-million. We retained the Landmark retail operations, including over 200 company-owned retail locations and over 140 retail franchise and wholesale customer locations in Australia. The acquired business is included in the Retail operating segment.

As part of the acquisition, we acquired a 50 percent interest in Hi-Fert, over which receivers and administrators have been appointed. Previously recorded amounts have been written off. The company has been sold by the administrators. AWB had provided guarantees for letters of credit issued by lenders supporting operations of Hi-Fert. Our potential payment obligations under these guarantees, net of proceeds obtained to date from the sale of secured assets, are approximately $33-million. The amount, if any, that we will ultimately be required to pay under these guarantees, net of recoveries from a charge over related assets, is not determinable, pending the outcome of external administration and litigation processes.

On May 2, 2011, we acquired 100 percent of Cerealtoscana S.p.A. (“CT”), and its subsidiary Agroport, for total consideration of $27-million plus working capital. CT is a fertilizer distribution company in Italy and Agroport is its subsidiary in Romania. The acquired business is included in the Wholesale operating segment.

On July 4, 2011, we acquired certain assets and liabilities of Evergro Canada (“Evergro”) for total consideration of $52-million. Evergro is a manufacturer and distributor of horticulture and professional turf products in Western Canada and operates seven distribution facilities throughout British Columbia and Alberta. The acquired net assets and related earnings are included in the Agrium Advanced Technologies operating segment.

On July 7, 2011, we acquired certain assets and liabilities of International Mineral Technologies (“Tetra Micronutrients”) for total consideration of $44-million. Tetra Micronutrients is located in Nebraska and specializes in the production, marketing and distribution of custom liquid plant nutrition and dry micro nutrient products. The acquired net assets and related earnings are included in the Agrium Advanced Technologies and Retail operating segments.

DISCONTINUED OPERATIONS

Discontinued operations include the operation of Commodity Management businesses and AWB Harvest Finance Limited sold on May 11, 2011. Also included are the operations and assets and liabilities of the Commodity Management businesses not included in the sale. We have agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity by AWB for litigation related to the Oil-For-Food Programme, as described in note 2 of our Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011.

Net earnings from discontinued operations was nil for the third quarter of 2011 and $1-million for the first nine months of 2011, compared to nil in the same periods of 2010.

NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA (earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under IFRS, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as calculated in accordance with IFRS:

	Three Months Ended September 30,
(millions of U.S. dollars)	2011					2010
	Retail	Wholesale	Advanced Technologies	Other	Consolidated	Retail	Wholesale	Advanced Technologies	Other	Consolidated
EBITDA	135	438	3	(30)	546	98	206	1	(108)	197
Depreciation and amortization	43	45	6	4	98	28	55	5	3	91

EBIT	92	393	(3)	(34)	448	70	151	(4)	(111)	106

Finance costs related to long-term debt					(25)					(20)
Other finance costs					(17)					(6)
Income taxes					(113)					(19)

Consolidated net earnings from continuing operations					293					61

	Nine Months Ended September 30,
(millions of U.S. dollars)	2011					2010
	Retail	Wholesale	Advanced Technologies	Other	Consolidated	Retail	Wholesale	Advanced Technologies	Other	Consolidated
EBITDA	689	1,467	22	(142)	2,036	445	727	24	(75)	1,121
Depreciation and amortization	126	128	17	10	281	82	153	14	7	256

EBIT	563	1,339	5	(152)	1,755	363	574	10	(82)	865

Finance costs related to long-term debt					(76)					(65)
Other finance costs					(42)					(20)
Income taxes					(456)					(202)

Consolidated net earnings from continuing operations					1,181					578

ACCOUNTING STANDARDS AND CRITICAL ACCOUNTING ESTIMATES

Please refer to note 1 of our Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2011 for our significant accounting policies and critical accounting estimates, which includes, among others, purchase price allocations in business combinations; collectability of receivables; rebates; net realizable value of inventory; estimated useful lives and impairment of long-lived assets; goodwill impairment testing; allocation of acquisition purchase prices; asset retirement obligations; environmental remediation; employee future benefits; share-based payments; income taxes; fair value of financial assets and liabilities; and, amounts and likelihood of contingencies.

BUSINESS RISKS

The information presented on risk management and key business risks on pages 70 – 79 in our 2010 Annual Report has not changed materially since December 31, 2010.

CONTROLS & PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Strong agricultural fundamentals are expected to drive robust demand for crop inputs in the fourth quarter of 2011 and into 2012. The United States Department of Agriculture (“USDA”) projects that despite record global harvested area of grains and oilseeds in 2011/12, global grain and oilseed production will fall short of consumption. Looking ahead to 2012, tighter crop ending stocks are expected to lead to higher planted area and competition between crops for acreage. Analysts project that U.S. corn area will increase in 2012 to between 92 and 94 million acres and that combined planted area of corn and soybeans in the U.S. will reach 170 million acres, exceeding the record set in 2011 by over 3 million acres. The increase in planted area is expected to lead to strong demand for seed, crop nutrients, crop protection products and services. However, some fertilizer distributors and retailers may delay purchases as late as possible to ensure they hold minimal inventories given the recent volatility in global economic markets.

The global economic situation continues to be a source of uncertainty and has driven significant volatility in commodity prices, including agricultural commodities. While agricultural supply and demand fundamentals are relatively immune to short-term macroeconomic events, the uncertainty has contributed to significant volatility as non-commercial traders have significantly lowered their positions in commodity markets.

Strong demand combined with a number of production outages globally supported nitrogen prices in the third quarter of 2011, a situation that is expected to continue in the fourth quarter. The merchant ammonia market has had supply shortfalls, notably in Trinidad, where natural gas supplies to domestic producers have been reduced significantly. New nitrogen supply is expected to come to the market from Qatar in late 2011 and Algeria in early 2012. The urea market has benefitted from strong demand from India, which has purchased over 2 million tonnes of urea in its most recent tenders. Industry analysts expect 2011 Chinese urea exports to be less than half of the 7 million tonnes exported in 2010 due to the trend to more restrictive export tax policies.

The resurgence of spot Indian phosphate demand has been a key driver in the global phosphate market. India is expected to import about 7 million tonnes of diammonium phosphate (“DAP”) in the 2011/12 agricultural year, slightly lower than in 2010/11, but very strong considering year-over-year imports in the April through September 2011 period were down 33 percent. Chinese DAP exports are expected to be restricted due to the high tax rate until June 2012 and there are reports that this may be extended to compound and other phosphate products (Triple Super Phosphates and NP products). The Ma’aden phosphate project in Saudi Arabia is now expected to ramp up slowly in the first half of 2012 and industry analysts expect production of about 300,000 tonnes of DAP in 2011. Current finished phosphate prices are close to non-integrated producers’ cost of production due to high global ammonia and sulphur prices, a tight global phosphate rock situation on inventory drawdown in the U.S. and lower production in some areas in the Middle East and North Africa.

The global potash market has remained firm over the past few months. Available supply is expected to limit global shipments of potash in 2011. North American potash capacity utilization rates in the first nine months of 2011 were the highest on record, as producers try to meet growing global potash demand. Brazilian potash demand from January through September exceeded the record 2008 pace. Through the first eight months of 2011, Chinese potash demand was 26 percent higher than the same period in 2010 and imports are expected to be at least 6 million tonnes in 2011. North American potash applications are expected to be supported this fall by higher forecasted crop acreage for 2012.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium's ability to successfully integrate and realize the anticipated benefits of its acquisitions, including the acquisition of retained AWB businesses.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict. Additionally, there are risks associated with Agrium’s recent acquisition of AWB, including: size and timing of expected synergies could be less favourable than anticipated; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme), as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.